HUNTON & WILLIAMS LLP
RIVERFRONT PLAZA, EAST TOWER
951 EAST BYRD STREET
RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

FILE NO: 75392.3
February 12, 2010
VIA EDGAR
Ms. Sonia Gupta Barros
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Chatham Lodging Trust
Amendment No. 4 to Registration Statement on Form S-11
(Registration No. 333-162889)
Filed February 12, 2010
Dear Ms. Barros:
As counsel to Chatham Lodging Trust, a Maryland real estate investment trust (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-11 (Registration No. 333-162889) (the “Registration Statement”) and the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the initial filing of the Registration Statement contained in your letter dated January 29, 2010.
For convenience of reference, each Staff comment contained in your January 29, 2010 comment letter is reprinted below in italics, is numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.
We have provided to each of you, Kristi Marrone, Dan Gordon, and Jerard Gibson, a courtesy copy of this letter and two courtesy copies of Amendment No. 4, one copy of which has been marked to reflect changes made to Amendment No. 3 to the Registration Statement filed with the Commission on January 15, 2009 (the “Blackline”). The changes reflected in Amendment No. 4 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in our responses are to the pages of the Blackline. Capitalized terms used and not otherwise defined in this response letter

Ms. Sonia Gupta Barros
February 12, 2010

that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.
General
1.	We note in your revised disclosure in response to prior comment 1 that Mr. Fisher “may be deemed” to be one of your promoters. Please revise to clearly state that Mr. Fisher is your promoter. See Item 11(d) of Form S-11 and Item 404(c) of Regulation S-K. Please confirm, if true, that Mr. Fisher is your only promoter. Revise your disclosure to identify any additional promoters.
RESPONSE: The Company has revised its disclosure on Page 56 of the Registration Statement in response to the Staff’s comment. The Company confirms that Mr. Fisher is its only promoter.
2.	In response to prior comment 3, you state that your conflicts policy will include “certain restrictions and procedures” regarding management’s abilities to engage separately in activities similar to your own. Please revise to expand your discussion of these restrictions in this section. Refer to Item 25 of Form S-11.
RESPONSE: The Company has revised its disclosure on page 67 of the Registration Statement in response to the Staff’s comment.
3.	We note your responses to prior comments 5 and 9 and your disclosure throughout the prospectus regarding management’s experience with Innkeepers. If you choose to retain this performance information, please expand the disclosure to provide a more complete discussion of the performance of Innkeepers and the prior experience of management. Please balance your disclosure with a discussion of any major adverse business developments attributable to Innkeepers or the prior experience of management.
RESPONSE: The Company has revised its disclosure on page 44 of the Registration Statement in response to the Staff’s comment.
4.	Please explain further why “enterprise value” is an appropriate measure and how this amount was determined. For example, explain what you mean by “net debt” and explain how the value of the “preferred equity” was determined. Please also disclose the “acquisition price” that you have used to calculate equity market capitalization.
RESPONSE: The Company has revised the definition of Innkeepers’ “total enterprise value” on page 43 of the Registration Statement in response to the Staff’s comment. The Company believes that the total enterprise value of

Ms. Sonia Gupta Barros
February 12, 2010

Innkeepers provides an accurate market valuation of Innkeepers’ total assets at the time of its sale and is intended to supplement the disclosure regarding the compound total return to Innkeepers’ shareholders.
5.	Please explain why you believe “compound total return” is an appropriate measure of performance. Discuss the differences between the portfolio of Innkeepers and the investment strategies of companies that comprise the FTSE NAREIT Equity Lodging/Resorts Index. In addition, please balance this disclosure with a discussion of any major adverse business developments with respect to Innkeepers and whether the return may have been impacted by general market trends or other external factors unrelated to management action. Please also revise your disclosure to explain the total return methodology in “plain English.” We may have further comment.
RESPONSE: The Company believes that Innkeepers’ compound total return to shareholders is a commonly used performance metric upon which many investors focus. Further, the calculation provides a reasonable and practical measure of the overall return on Innkeepers’ common shares from the date of its initial public offering until its sale. The Company believes that Innkeepers’ overall business results are best illustrated by a combination of its total enterprise value at the time of its sale and the compound total return metric. The Company has revised its disclosure on page 44 of the Registration Statement to clarify that other companies comprising the FTSE NAREIT Equity Lodging/Resorts Index may have owned different types of hotels and pursued different investment strategies than Innkeepers. Additionally, the Company has revised its disclosure on pages 43 and 44 of the Registration Statement to address the Staff’s comments with respect to balancing its disclosure regarding Innkeepers, the impact of market trends on Innkeepers’ return metrics and the calculation of “compound total return.”
If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-7336 or Amos Barclay at (212) 309-1061.

Very truly yours, /s/ Edward W. Elmore, Jr.

cc:	Mr. Jerard Gibson
Mr. Dan Gordon
Ms. Kristi Marrone
Mr. Jeffrey Fisher
Julian T. H. Kleindorfer, Esq.
David C. Wright, Esq.
Amos W. Barclay, Esq.